UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PFIZER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.05 Par Value

(Title of Class of Securities)

717081103

(CUSIP Number of Class of Securities)

Amy W. Schulman

Executive Vice President

and General Counsel

Pfizer Inc.

235 East 42nd Street

New York, New York 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stacy J. Kanter, Esq.

Thomas W. Greenberg, Esq.

Skadden Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$13,380,869,450	$1,825,151

(1)	This valuation assumes the exchange of up to 400,985,000 shares of Class A common stock, par value $0.01 per share, of Zoetis Inc. for shares of common stock, par value $0.05 per share, of Pfizer Inc. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $33.37, the average of the high and low sale prices of Zoetis Inc. Class A common stock on the New York Stock Exchange on May 21, 2013 and (ii) 400,985,000, the maximum number of shares of Zoetis Inc. Class A common stock to be exchanged in the exchange offer.
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,380,869,450	Filing Party: Zoetis Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-188750).	Date Filed: May 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Pfizer Inc. (“Pfizer”), a Delaware corporation. This Schedule TO relates to the offer by Pfizer to exchange up to 400,985,000 shares of Class A common stock, par value $0.01 per share (“Zoetis common stock”), of Zoetis Inc. (“Zoetis”), a Delaware corporation, for shares of common stock, par value $0.05 per share (“Pfizer common stock”), of Pfizer, upon the terms and subject to the conditions set forth in the Prospectus, dated May 22, 2013 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Zoetis has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-188750) (the “Registration Statement”) to register the shares of Zoetis common stock offered in exchange for shares of Pfizer common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Pfizer Inc. The principal executive offices of Pfizer are located at 235 East 42nd Street, New York, New York 10017. Its telephone number at such office is (212) 733-2323. Reference is made to the information set forth under the heading “Summary—The Companies” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of Pfizer common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to Pfizer common stock set forth under the heading “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(c) Trading Market and Price. Reference is made to the information relating to Pfizer common stock set forth under the heading “Summary—Market Price and Dividend Information” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Pfizer and Zoetis” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers about the Exchange Offer”, “The Transaction”, “The Exchange Offer”, “Potential Additional Distribution of Zoetis Common Stock”, “Material U.S. Federal Income Tax Consequences” and “Comparison of Stockholder Rights” in the Prospectus, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Pfizer common stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Pfizer who is a holder of shares of Pfizer common stock may participate in the Exchange Offer on the same terms and conditions as all other Pfizer stockholders. Reference is made to the information set forth under the headings “Questions and Answers about the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Executive Compensation”, “Securities Ownership”, “2012 Summary Compensation Table” and “2012 Grants of Plan-Based Awards Table” in Pfizer’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 14, 2013, and under the headings “Agreements Between Pfizer and Zoetis and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Pfizer and Zoetis—Pfizer Common Stock Ownership by Directors and Executive Officers” in the Prospectus, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the heading “The Transaction—Reasons for the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of Pfizer common stock acquired by Pfizer in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

(c) Plans. Reference is made to the information under the heading “Management of Zoetis—Composition of the Board; Classes of Directors” in the Prospectus, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary—The Exchange Offer”, “The Exchange Offer” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management of Pfizer and Zoetis” in the Prospectus, which is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to Pfizer as of May 15, 2013, the following table sets forth the transactions in Pfizer common stock by Pfizer and directors and executive officers of Pfizer in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Olivier Brandicourt	04-15-2013	33 Phantom Stock Units (Supplemental Savings Plan)	$30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Olivier Brandicourt	04-30-2013	64 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Olivier Brandicourt	05-15-2013	193 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

M. Anthony Burns	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

W. Don Cornwell	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

Frank A. D’Amelio	03-28-2013	76 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Frank A. D’Amelio	04-15-2013	74 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Frank A. D’Amelio	04-30-2013	82 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Frank A. D’Amelio	05-15-2013	2,200 Shares of Common Stock	29.23	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	200 Shares of Common Stock	29.24	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	2,400 Shares of Common Stock	29.25	Sale of shares pursuant to a Rule 10b5-1 trading plan

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Frank A. D’Amelio	05-15-2013	1,700 Shares of Common Stock	29.26	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	2,447 Shares of Common Stock	29.27	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	900 Shares of Common Stock	29.28	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	4,745 Shares of Common Stock	29.29	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	14,497 Shares of Common Stock	29.30	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	5,693 Shares of Common Stock	29.31	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	14,248 Shares of Common Stock	29.32	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	10,913 Shares of Common Stock	29.33	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	8,106 Shares of Common Stock	29.34	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	11,706 Shares of Common Stock	29.35	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	5,103 Shares of Common Stock	29.36	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	2,400 Shares of Common Stock	29.37	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	100 Shares of Common Stock	29.38	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	3,500 Shares of Common Stock	29.39	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	2,700 Shares of Common Stock	29.40	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	6,342 Shares of Common Stock	29.41	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	100 Shares of Common Stock	29.42	Sale of shares pursuant to a Rule 10b5-1 trading plan

Frank A. D’Amelio	05-15-2013	319 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Mikael Dolsten	03-28-2013	73 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Mikael Dolsten	04-15-2013	71 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Mikael Dolsten	04-30-2013	75 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Mikael Dolsten	05-15-2013	107 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Frances D. Fergusson	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

Geno J. Germano	03-28-2013	57 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Geno J. Germano	04-15-2013	53 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Geno J. Germano	04-30-2013	61 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Geno J. Germano	05-15-2013	117 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

William H. Gray, III	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

Charles H. Hill	03-28-2013	44 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Charles H. Hill	04-15-2013	44 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Charles H. Hill	04-30-2013	46 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Charles H. Hill	05-15-2013	53 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Helen H. Hobbs	03-28-2013	1,305 Phantom Stock Units	28.86	Acquisition of stock units representing deferred director’s compensation for the first quarter of 2013

Helen H. Hobbs	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

Constance J. Horner	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

James M. Kilts	03-28-2013	2,099 Phantom Stock Units	28.86	Acquisition of stock units representing deferred director’s compensation for the first quarter of 2013

James M. Kilts	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

Douglas M. Lankler	03-28-2013	38 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Douglas M. Lankler	04-15-2013	37 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Douglas M. Lankler	04-30-2013	39 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Douglas M. Lankler	05-15-2013	56 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Freda C. Lewis-Hall	03-28-2013	52 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Freda C. Lewis-Hall	04-15-2013	52 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Freda C. Lewis-Hall	04-30-2013	54 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Freda C. Lewis-Hall	05-15-2013	148 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

George A. Lorch	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

Anthony J. Maddaluna	03-28-2013	215 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Anthony J. Maddaluna	04-15-2013	205 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Anthony J. Maddaluna	04-30-2013	228 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Anthony J. Maddaluna	05-15-2013	508 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Name	Transaction Date	Number and Type of Securities	Price Per Share		Type of Transaction

Suzanne M. Nora Johnson	04-25-2013	4,544 Phantom Stock Units	30.26		Annual grant of stock units under the Pfizer award plan for non-employee directors

Laurie J. Olson	03-28-2013	34 Phantom Stock Units (Supplemental Savings Plan)	28.86		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Laurie J. Olson	04-15-2013	34 Phantom Stock Units (Supplemental Savings Plan)	30.45		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Laurie J. Olson	04-30-2013	34 Phantom Stock Units (Supplemental Savings Plan)	29.07		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Laurie J. Olson	05-15-2013	36 Phantom Stock Units (Supplemental Savings Plan)	29.56		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Pfizer Inc.	03-16-2013- 05-15-2013*	115,853,033 Common Stock*	29.39	*	Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	03-28-2013	223 Phantom Stock Units (Supplemental Savings Plan)	28.86		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Ian C. Read	04-15-2013	221 Phantom Stock Units (Supplemental Savings Plan)	30.45		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Ian C. Read	04-30-2013	279 Phantom Stock Units (Supplemental Savings Plan)	29.07		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Ian C. Read	05-15-2013	1,297 Shares of Common Stock	29.29		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	10,503 Shares of Common Stock	29.30		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	705 Shares of Common Stock	29.32		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	1,302 Shares of Common Stock	29.33		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	3,102 Shares of Common Stock	29.34		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	2,900 Shares of Common Stock	29.35		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	8,700 Shares of Common Stock	29.36		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	1,800 Shares of Common Stock	29.37		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	200 Shares of Common Stock	29.38		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	4,800 Shares of Common Stock	29.39		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	2,900 Shares of Common Stock	29.40		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	6,500 Shares of Common Stock	29.41		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	200 Shares of Common Stock	29.42		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	900 Shares of Common Stock	29.46		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	700 Shares of Common Stock	29.47		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	19,400 Shares of Common Stock	29.48		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	200 Shares of Common Stock	29.49		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	3,791 Shares of Common Stock	29.31		Sale of shares pursuant to a Rule 10b5-1 trading plan

Ian C. Read	05-15-2013	1,446 Phantom Stock Units (Supplemental Savings Plan)	29.56		Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Stephen W. Sanger	03-28-2013	1,698 Phantom Stock Units	28.86		Acquisition of stock units representing deferred director’s compensation for the first quarter of 2013

Stephen W. Sanger	04-25-2013	4,544 Phantom Stock Units	30.26		Annual grant of stock units under the Pfizer award plan for non-employee directors

*	From March 16 - May 15, 2013, Pfizer repurchased an aggregate of 115,853,033 shares of Pfizer common stock at a weighted average price of $29.3886 per share pursuant to a Rule 10b5-1 trading plan.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Amy W. Schulman	03-28-2013	60 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Amy W. Schulman	04-15-2013	59 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Amy W. Schulman	04-30-2013	62 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Amy W. Schulman	05-15-2013	4,500 Shares of Common Stock	29.29	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	3,800 Shares of Common Stock	29.30	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	2,400 Shares of Common Stock	29.31	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	5,700 Shares of Common Stock	29.32	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	2,259 Shares of Common Stock	29.33	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	5,268 Shares of Common Stock	29.34	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	10,598 Shares of Common Stock	29.35	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	3,999 Shares of Common Stock	29.36	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	3,807 Shares of Common Stock	29.37	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	1,956 Shares of Common Stock	29.38	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	3,802 Shares of Common Stock	29.39	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	4,701 Shares of Common Stock	29.40	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	10,408 Shares of Common Stock	29.42	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	3,592 Shares of Common Stock	29.42	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	2,005 Shares of Common Stock	29.43	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	805 Shares of Common Stock	29.44	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	100 Shares of Common Stock	29.45	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	300 Shares of Common Stock	29.46	Sale of shares pursuant to a Rule 10b5-1 trading plan

Amy W. Schulman	05-15-2013	94 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Sally Susman	03-28-2013	55 Phantom Stock Units Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Sally Susman	04-15-2013	54 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Sally Susman	04-30-2013	56 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Sally Susman	05-15-2013	66 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Marc Tessier-Lavigne	04-25-2013	4,544 Phantom Stock Units	30.26	Annual grant of stock units under the Pfizer award plan for non-employee directors

John D. Young	03-28-2013	50 Phantom Stock Units (Supplemental Savings Plan)	28.86	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

John D. Young	04-15-2013	51 Phantom Stock Units (Supplemental Savings Plan)	30.45	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

John D. Young	04-30-2013	53 Phantom Stock Units (Supplemental Savings Plan)	29.07	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

John D. Young	05-15-2013	62 Phantom Stock Units (Supplemental Savings Plan)	29.56	Periodic Acquisition of stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Reference is made to the information set forth under the headings “Summary—Selected Historical Financial Data For Pfizer and Zoetis” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12 in Pfizer’s Annual Report on Form 10-K for the annual period ending December 31, 2012, as amended, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in Pfizer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, are incorporated herein by reference.

(b) Pro Forma Information. Pro forma financial information for Pfizer has not been provided because Pfizer has determined that such information would not be material. Based on Pfizer’s historical ownership of Zoetis, the data incorporated by reference in Item 10(a) is impacted by assets, liabilities, results of operations or cash flows attributable to Zoetis. Upon completion of the exchange offer, assuming it is fully subscribed, Zoetis’s historical results will be shown, in Pfizer’s financial statements, as discontinued operations and, in subsequent periods, Pfizer’s financial statements will no longer reflect the assets, liabilities, results of operations and cash flows attributable to Zoetis. However, pro forma financial information for Zoetis giving effect to certain transactions, including, among other transactions, the Exchange Offer, have been included in the Prospectus. Reference is made to the information set forth under the heading “Zoetis Inc. Unaudited Pro Forma Condensed Financial Statements” in the Prospectus, which is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “Summary”, “The Transaction” and “Business of Zoetis” in the Prospectus, which is incorporated herein by reference.

(3) Reference is made to the information set forth under the headings “Summary” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Zoetis Inc.’s Registration Statement on Form S-4 (Registration No. 333-188750), filed with the Securities and Exchange Commission on May 22, 2013 (the “Registration Statement”).

(a)(1)(ii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 2 to the Registration Statement).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(4)(i)	Press Release by Pfizer Inc., dated May 22, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filing with the SEC on May 22, 2013).

(a)(4)(ii)	Prospectus, dated May 22, 2013 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Form of Notice to Participants in Pfizer Savings Plans (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2013

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name:	Douglas E. Giordano
Title:	Senior Vice President, Worldwide Business Development for Pfizer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Zoetis Inc.’s Registration Statement on Form S-4 (Registration No. 333-188750), filed with the Securities and Exchange Commission on May 22, 2013 (the “Registration Statement”).

(a)(1)(ii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 2 to the Registration Statement).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(4)(i)	Press Release by Pfizer Inc., dated May 22, 2013 (incorporated by reference to Pfizer Inc.’s Form 425 filing with the SEC on May 22, 2013).

(a)(4)(ii)	Prospectus, dated May 22, 2013 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Form of Notice to Participants in Pfizer Savings Plans (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).